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3950 CIVIC CENTER DRIVE, SUITE 300

SAN RAFAEL, CA 94903

(415) 448-5000

FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE

(415) 262-1200

May 22, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	AgeX Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019

Ladies/Gentlemen:

This letter is being submitted on behalf of AgeX Therapeutics, Inc. (“AgeX”) in response to your letter dated May 18, 2020 regarding AgeX’s Form 10-K for the fiscal year ended December 31, 2019 filed on March 30, 2020.

Comment:

Form 10-K for the fiscal year ended December 31, 2019

Controls and Procedures, page 99

1.	You state that a report of management’s assessment regarding internal control over financial reporting is not included “due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.” Please tell us your consideration of Item 308(a) of Regulation S-K, particularly the Instructions thereto, which indicate that such transition period would apply to only the first annual report. Alternatively, amend your filing to so provide.

Response:

AgeX has complied with Regulation S-K Item 3.08(a) and is filing an amendment to its Form 10-K containing the required disclosure. Please note that the Section 302 certifications as originally filed as Exhibit 31 with the Form 10-K did include the required certifications with regard to internal control over financial reporting.

Please direct all correspondence and communications with respect to the Form 10-K to the undersigned at rsoroko@twsglaw.com and to Andrea Park, AgeX’s Chief Financial Officer, at apark@agexinc.com.

Very truly yours,

/s/ Richard S. Soroko
Richard S. Soroko